September 25, 2009

Via EDGAR & Via Facsimile (703-813-6982)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director Mr. James Giugliano, Staff Accountant

Re:	ReoStar Energy Corporation
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Filed July 23, 2008
Form 10-Q for Fiscal Quarter ended December 31, 2008
Filed February 13, 2009
Response Letter Dated April 21, 2009
Response Letter Dated June 4, 2009
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed July 14, 2009
Response Letter Dated July 24, 2009
File No. 000-52316

Dear Mr. Schwall and Mr. Giugliano:

                   We have reviewed your comment letter dated September 15, 2009 in respect of the above-referenced filings. We are in the process of preparing a response to the comment set forth in your letter and the related amendments to the 2008 and 2009 Form 10-K reports addressing the comment in your letter. Please be advised that we expect to file a response letter to your comments and the related amendments by no later than October 7, 2009.

                   Thank you for your assistance in this matter. Please contact the undersigned at (817) 989-7367 if you have any questions.

Very truly yours, /s/ Scott D. Allen Scott D. Allen Chief Financial Officer

cc: Greenberg Traurig, LLP